SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On February 6, 2017, MediWound Ltd. issued a press release entitled “MediWound Initiates Second Stage of European Pediatric Phase 3 Study of NexoBrid® Expanding Treatment of Severe Burns to Children Age One to Four”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: February 6, 2017	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated February 6, 2017 titled “MediWound Initiates Second Stage of European Pediatric Phase 3 Study of NexoBrid® Expanding Treatment of Severe Burns to Children Age One to Four”.